SECU[...] MISSION

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SEC MAIL PROCESSING SECTION
MAR 01 2011
WASH. D.C.
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SEC FILE NUMBER
8-28026

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 WEST SUNRISE BOULEVARD, SUITE 102A
(No. and Street)

PLANTATION (City) FLORIDA (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR (954) 476-7011
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name*)

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 32309 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, EMIL A. AKAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKAR CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Emil A. Akar

Signature

ROBERT LARRICK
MY COMMISSION # DD962313
EXPIRES April 29, 2014
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

■ (a) Facing page.
■ (b) Statement of Financial Condition.
■ (c) Statement of Income (Loss).
■ (d) Statement of Changes in Cash Flow.
■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
■ (g) Computation of Net Capital.
■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
■ (l) An Oath or Affirmation.
■ (m) A copy of the SIPC Supplemental Report.
■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2010 and 2009 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basisfor my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc**. as of December 31, 2010 and 2009, and the results of its operations and its cash flow for the years then ended, in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages nine through fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 17, 2011

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash	$ 53,422	$ 50,972
Accounts receivable	16,827	11,266
Prepaid expenses	2,698	3,429
Total current assets	72,947	65,667
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:		
Furniture, equipment and leaseholds	63,991	63,991
Less accumulated depreciation	51,459	47,745
Net furniture and equipment	12,532	16,246
TOTAL	$ 85,479	$ 81,913
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 9,590	$ 5,653
Commissions payable	607	-0-
Payroll taxes payable	4,500	1,668
Total current liabilities	14,697	7,321
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20,943	20,943
Retained earnings	49,819	53,629
Total stockholder equity	70,782	74,592
TOTAL	$ 85,479	$ 81,913

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES:		
Commisions	$ 168,598	$ 155,794
Management fee income	116,813	102,267
Other income	20,245	9,306
Total revenue	305,656	267,367
EXPENSES:		
Clearing charges	34,761	31,627
Commissions and wages	83,500	83,837
Data and regulation	13,548	13,543
Rent expense	12,201	10,942
Other expenses	81,129	94,271
Total expenses	225,139	234,220
INCOME BEFORE OTHER INCOME AND TAXES	80,517	33,147
OTHER INCOME		
Other revenue	40,000	-
INCOME BEFORE TAXES	120,517	33,147
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	120,517	33,147
RETAINED EARNINGS - Beginning of year	53,629	57,863
TOTAL	174,146	91,010
LESS DIVIDEND DISTRIBUTIONS	124,327	37,381
RETAINED EARNINGS - End of year	$ 49,819	$ 53,629

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
BALANCE - January 1, 2009	20	$ 20	$ 20 943	$ 57 863
Net income for year				33 147
Dividend distributions				(37 381)
BALANCE - December 31, 2009	20	20	20 943	53 629
Net income for year				120 517
Dividend distributions				(124 327)
BALANCE - December 31, 2010	20	$ 20	$ 20 943	$ 49 819

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flow From Operating Activities:		
Net income	$ 120,517	$ 33,147
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	3,714	3,714
(Increase) decrease in accounts receivable	(5,561)	462
(Increase) decrease in prepaid expenses	731	(588)
Increase (decrease) in accounts payable	3,937	(45)
Increase (decrease) in commissions payable	607	(1,145)
Increase (decrease) in payroll taxes payable	2,832	-0-
Net cash flow provided by operating activites	126,777	35,545
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	-0-	-0-
Net cash flow provided by (used in) investing activities	-0-	-0-
Cash Flow From Financing Activities:		
Dividend distribution to officer shareholder	124,327	37,381
Net cash flow provided by (used in) financing activities	(124,327)	(37,381)
Net Increase (Decrease) In Cash	2,450	(1,836)
Cash At Beginning of Year	50,972	52,808
Cash At End of Year	$ 53,422	$ 50,972

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

SUBORDINATED LIABILITIES AT JANUARY 1, 2009	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2009	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2010	$ -0-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a brokerdealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three or ten year period.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2010 and 2009 the net capital ratio was 0.27 to 1and 0.14 to 1 and net capital was $54,551 and $53,917 which exceeded the minimum net capital requirement by $49,551 and $48,917.

NOTE 4 - CASH

Included in cash is a $50,000 and $50,000, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The office space is owned by the officer/shareholder and no new lease has been signed. The Company paid $10,283 and $10,942 in common area charges and $1,918 and $3,703 in real estate taxes toward its rent in2010 and 2009.

The officer and shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar and acts as the investment manager of the Company. Emil A. Akar the managing member of Akar Management Group, LLC is also the sole shareholder of Akar Capital Management, Inc. through whom all security transactions are conducted. In 2010 and 2009, Akar Capital Management earned $6,110 and $7,268 in management fees, respectively. $1,022 and $562 was unpaid at each year end.

NOTE 7 – PENSION PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Under the plan the employees are allowed to defer part of their salary. The Company matched no employee contributions in 2010 and 2009.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been considered up to the date of the report.

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2010 AND 2009

	2010	2009
COMPUTATION OF NET CAPITAL		
Total stockholder equity	$ 70,781	$ 74,592
Deductions and/or charges:		
Nonallowable assets:		
Haircut on money market	(1,000)	(1,000)
Other assets	(2,698)	(3,429)
Furniture, equipment and leaseholds	(12,532)	(16,246)
NET CAPITAL	$ 54,551	$ 53,917
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT L REQUIREMENT		
Net capital required (greater of a or b)	$ 5,000	$ 5,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 980	$ 488
b. Minimum dollar of net capital required	$ 5,000	$ 5,000
Excess net capital	$ 49,551	$ 48,917
COMPUTATION OF AGGREGATE INDEBTEDNESS E INDEBTEDNESS		
Total aggregate indebtedness	$ 14,697	$ 7,321
Ratio of aggregate indebtedness to net capital	0.27:1	0.14:1

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a5 (CONTINUED)

DECEMBER 31, 2010 AND 2009

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2010 and 2009 was $70,781 and $59,991.

	2010	2009
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 58,101	$ 59,991
1. Increase in net capital due to trade date adjustment	2,036	566
2. Net increase in accounts payable	(4,586)	(5,640)
3. Haircut on money market fund	(1,000)	(1,000)
Net capital per report	$ 54,551	$ 53,917

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Akar Capital Management, Inc.
Plantation, Florida

In planning and performing my audit of the financial statements of Akar Capital Management, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness for aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the peparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study. I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than those specified parties

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 17, 2011

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

Independent Accountants' Report on Applying AgreedUpon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Akar Capital Management, Inc.
Plantation, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Akar Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Akar Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).Akar Capital Management, Inc.'s management is responsible for the Akar Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form STPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total amounts of the audited Form X-1 7A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no diffeences.

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have cometo my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce D. Soule, CPA, P. A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 17, 2011